

October 14, 2020

Jim A. Swanson
Senior Vice President, Chief Financial Officer
Columbia Sportswear Company
14375 Northwest Science Park Drive
Portland , Oregon 97229

      Re: Columbia Sportswear Company
            Form 10-Q for the Quarter Ended June 30, 2020
            File No. 000-23939

Dear Mr. Swanson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing